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19007228

SEC Mail Processing Section
MAR 04 2019
Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Treece Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 West Central Avenue, Unit G-1
(No. and Street)

Toledo (City) OH (State) 43617-1112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dock D. Treece 419-843-7744 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

4841 Monroe Street, Suite 350 (Address) Toledo (City) OH (State) 43623 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, Dock D. Treece, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Treece Financial Services Corp., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Registered Public Accounting Firm on Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- X (p) Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures.

NOTARIAL SEAL STATE OF OHIO

VERONICA A. CONNELL
NOTARY PUBLIC - OHIO
MY COMMISSION EXPIRES 06-16-2019

Treece Financial Services

Financial Statements
and Supplemental Information

Year Ended December 31, 2018

Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Treece Financial Services Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Treece Financial Services Corp. as of December 31, 2018, the related statements of income (loss), changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Treece Financial Services Corp. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Notes 1 and 6 to the financial statements, the Company has suffered from recurring operating losses, experienced a decline in revenues and net capital, and is subject to an open regulatory body administrative order. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of Treece Financial Services Corp.'s management. Our responsibility is to express an opinion on Treece Financial Services Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Treece Financial Services Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MIRA+KOLENA

Certified Public Accountants & Consultants

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Treece Financial Services Corp.'s financial statements. The supplemental information is the responsibility of Treece Financial Services Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Treece Financial Services Corp.'s auditor since 2002.

Mira & Kolena, Ltd.

Toledo, Ohio
February 26, 2019

Treece Financial Services Corp.

Statement of Financial Condition

December 31, 2018

Assets	
Current assets:	
Cash	$ 6,426
Investments	31,251
Notes and accounts receivable:	
Affiliated entity	5,000
Other	60
	5,060
Total current assets	42,737
Other assets - deferred federal income taxes, net of valuation allowance of $43,000	-
Total assets	$ 42,737
Liabilities and Shareholders' Equity	
Current liabilities:	
Accounts payable	$ 12,785
State taxes payable	150
	12,935
Shareholders' equity:	
Common stock - no par value; 750 shares authorized, 100 shares issued and outstanding	10,000
Retained earnings	19,802
Total shareholders' equity	29,802
Total liabilities and shareholders' equity	$ 42,737

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Income (Loss)

Year Ended December 31, 2018

Revenues:	
Commissions:	
Commissions	$ 21,334
12b-1 distribution fees	47,610
	68,944
Interest and dividends	676
Net unrealized loss on investments	(6,968)
	62,652
Expenses:	
Administrative fees	44,871
Legal and professional fees	40,935
Regulatory fees	4,541
Investment management fees	690
	91,037
Loss before income taxes	(28,385)
Provision for deferred federal income taxes	37,000
Net income (loss)	$ (65,385)

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Changes in Shareholders' Equity

Year Ended December 31, 2018

	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 2017	$ 10,000	$ 85,187	$ 95,187
Net income (loss)		(65,385)	(65,385)
Balance at December 31, 2018	$ 10,000	$ 19,802	$ 29,802

See accompanying notes to financial statements.

Treece Financial Services Corp.

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities:	
Net income (loss)	$ (65,385)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Deferred federal income taxes	37,000
Net unrealized loss on investments	6,968
Proceeds from sales of investments	689
Non-cash legal expenses offset against note receivable	5,900
Changes in assets and liabilities:	
Commissions receivable	(60)
Accounts payable	12,785
Net cash used in operating activities	(2,103)
Cash flows from investing activities:	
Proceeds from notes receivable	5,000
Net cash provided by investing activities	5,000
Net increase in cash	2,897
Cash at beginning of year	3,529
Cash at end of year	$ 6,426
Supplemental cash flow information:	
Non-cash investing and financing activities:	
Note receivable offset against accounts payable	$ 5,900

See accompanying notes to financial statements.

Treece Financial Services Corp.

Notes to Financial Statements

Year Ended December 31, 2018

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") which does not hold customer securities. The Company clears all stock exchange transactions for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio and Michigan.

As shown in the accompanying financial statements, the Company had a decrease in net assets of $65,385 and has net capital of $20,114, which has declined from $106,713 at December 31, 2013. The Company has experienced a decline in revenues and is also subject to an ongoing regulatory body administrative order which is seeking to suspend or revoke its broker dealer license (see Note 6). These factors create an uncertainty about the Company's ability to continue as a going concern. Management's plans include increasing efforts to secure additional revenue producing customers and seeking an alternative business model whereby customers could purchase fund shares directly with the regulated investment company. If this model is pursued, the Company would liquidate. The ability of the Company to continue as a going concern is dependent on these plans. The financial statements do not include any adjustments related to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606).* This pronouncement was issued to clarify the principles for recognizing revenue and to develop a common revenue standard and disclosure requirements for all companies. In March 2016, the FASB issued ASU 2016-08, *Revenue from Contracts with Customers (Topic 606).* This update clarifies the implementation of the previously issued ASU above, No. 2014-09. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. These pronouncements are effective for the Company reporting periods beginning after December 15, 2017. In November 2015, FASB issued ASU No. 2015-17, *Income Taxes, Balance Sheet Classification of Deferred Taxes (Topic 740).* This new accounting standard requires that all deferred income taxes be classified as long-term on the balance sheet. In addition, in January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities.* This new accounting standard requires that equity investments be measured at fair value with changes in fair value recognized in net income and eliminate certain financial statement disclosures for investments measured at amortization cost. ASU 2015-17 and 2016-01 are effective for annual financial statements for fiscal years beginning after December 15, 2017 and December 15, 2018, respectively. In 2018, the Company adopted these accounting standards and the adoption of these accounting standards will not have a material effect on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1. Summary of Significant Accounting Policies - continued

Concentration of Credit Risk and Revenue

Substantially all of the Company's revenues are primarily related to transactions involving mutual funds from one mutual fund company.

Investments

Investments are recorded at fair market value based on quoted market prices in the accompanying financial statements. Realized gains and losses on marketable securities are recorded on a specific identification basis. Unrealized gains and losses on marketable securities accounted for as trading investments are reflected in the statement of operations. For classification purposes in the accompanying financial statements, all money market funds are considered to be short-term investments.

Commission Revenue

The Company buys and sells shares in registered investment companies on behalf of its customers. For all buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also enters into arrangements with registered investment companies to distribute mutual fund shares to investors. The Company receives 12b-1 distribution fees paid by the fund up front, over time, upon the investor's exit from the fund or as a combination thereof. The Company records these fees as revenue when received. The Company believes that its performance obligation is the sale of securities to investors and this is filled on the trade date.

Income Taxes

Deferred federal income taxes are recognized for differences between the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized.

The Company has evaluated the guidelines relating to uncertain tax positions and has concluded the Company has no significant financial statement exposure to uncertain tax positions at December 31, 2018. The Company is subject to federal, state and local tax audits, but is no longer under subject to examination for any years prior to 2014. The Company did not have any income tax audits during the year ended December 31, 2018.

1. Summary of Significant Accounting Policies - continued

Fair Value Information

Accounting principles accepted in the United States establishes a framework for measuring fair value, requires expanded disclosure about the information used to measure fair value, and establishes a three-tier value hierarchy which prioritizes the inputs used in measuring fair value. The following is a list of the different levels in the fair value hierarchy based on the data and/or methods used to determine fair value:

- Level 1: Quoted market prices in active markets for identical assets or liabilities
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data for substantially the full terms of the asset or liability
- Level 3: Unobservable inputs that may be supported by little or no market activity and reflects management's assumptions that are significant to the measure of fair value

The Company has certain assets or liabilities that are required to be recorded at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. The asset's or liability's fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

- *Money market and mutual funds*: Valued at the closing price reported on the active market on which the individual securities are traded at year end.

The following table sets forth by level, within the fair value hierarchy, the Company's assets valued at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 31,251	$ -	$ -	$ 31,251
	$ 31,251	$ -	$ -	$ 31,251

Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosures in the December 31, 2018 financial statements through February 26, 2019, the date financial statements are available to be issued.

2. Investments

Investments at December 31, 2018 are as follows:

	Cost	Market Value	Unrealized Losses
Mutual funds	$ 41,107	$ 31,251	$ (9,856)
	$ 41,107	$ 31,251	$ (9,856)

2. Investments - continued

Gross unrealized losses were $9,856 at December 31, 2018. There were no gross unrealized gains at December 31, 2018.

3. Income Taxes

The Company's federal tax provision differs from the amount computed under the statutory rate due to a $43,000 valuation allowance. The Company is a member of a brother-sister controlled group with Treece Investment Advisory Corp. ("TIA"), a company that is a registered investment advisor affiliated through common ownership, for federal income tax purposes. Net deferred federal income tax assets at December 31, 2018 related to the following:

Net operating loss carryforwards	$ 36,000
Capital loss carryforwards	5,000
Unrealized losses on investments	2,000
Deferred tax assets	43,000
Valuation allowance	(43,000)
Net deferred tax assets	$ -

At December 31, 2018, the Company had net operating loss carryforwards of approximately $172,000, which expire through December 2037, and capital loss carryforwards of approximately $26,000, which will expire through December 2021. Any tax reserves for uncertain tax positions are recorded in accordance with FASB Accounting Standards Codification 740, *Income Taxes*.

4. Related Parties

The Company makes advances to Douglas Allen Associates ("DA"), an entity affiliated through common ownership. These notes receivable amounted to $5,000 at December 31, 2018 which accrue interest at 9% and are due in 2019. Interest income on these notes of $675 was recognized in 2018.

The Company shares office personnel and its office facility with DA. An administrative charge is billed using an allocation of actual expenses shared for personnel, facility and office expenses based on a Services Agreement. Administrative fees of $44,871 were incurred in 2018. In April 2018, the Service Agreement was suspended indefinitely by DA due to the lack of Company available cash flows. The Company is obligated to assist with operating expenses only from available cash flow and is not directly responsible on any third party contracts.

Substantially, all of the Company's clients have their funds managed by TIA and all transactions of TIA are processed through the Company.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital of $5,000 at December 31, 2018 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $20,114 and an aggregate indebtedness ratio of .643 to l.

6. Regulatory Examination

In early 2017, a regulatory examination was conducted by the State of Ohio, Department of Commerce, Division of Securities ("Division"). The Division has served the Company, along with TIA and the Company's principal, with a notice of Intent to Issue Cease and Desist Order and Suspend or Revoke the Ohio Dealers License of Treece Financial Services Corp., along with certain similar notices to TIA and the Company's principal ("Notices"). In the Notices, the Division asserts that the Company has engaged in practices that do not comply with the State of Ohio securities laws, with the allegations against the Company primarily related to receiving fees from soliciting and selling of an inappropriate fund class of registered investment company securities to its clients. Management believes that the ultimate resolution of this proceeding will not have a material adverse effect on the Company's financial statements; however, the financial impact of this administrative order is unknown at this time.

SUPPLEMENTAL INFORMATION

Treece Financial Services Corp.

Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission and

Reconciliation of the Computation of Net Capital Under

Rule 15c3-1 (included in Part II of Form X-17A-5 as of December 31, 2018)

Year Ended December 31, 2018

(See Independent Auditor's Report)

Net capital:	
Total shareholders' equity	$ 29,802
Deductions of nonallowable assets:	
Notes and accounts receivable	5,000
Haircut on mutual funds	4,688
	9,688
Net capital	$ 20,114
Aggregate indebtedness	$ 12,935
Computation of basic net capital - minimum net capital required	$ 5,000
Excess net capital	$ 15,114
Ratio - aggregate indebtedness to net capital	0.643 to 1
Reconciliation of the computation of net capital under Rule 15c3-1 (included in Part II of Form X-17A-5 as of December 31, 2018):	
Net capital as reported in the Company's Part II (unaudited) December 31, 2018 financial statements	$ 32,899
Increase in accounts payable	(12,785)
Net capital per above	$ 20,114

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S ASSERTIONS ON EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Treece Financial Services Corp.

We have reviewed management's statements, included in the accompanying Management's Assertions on Exemption from SEC Rule 15c3-3 report, in which (1) Treece Financial Services Corp. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mira + Kolena, Ltd.

Toledo, Ohio
February 26, 2019

Treece Financial Services Corp.

6800 W Central Ave Unit G1
Toledo, OH 43617
(419) 843-7744
800-624-5597
www.TreeceInvestments.com

February 26, 2019

Mira + Kolena, Ltd.
4841 Monroe St., Suite 350
Toledo, OH 43623

I am responsible for Treece Financial Services Corp.'s exemption from SEC Rule 15c3-3 and have reviewed Treece Financial Services Corp.'s exemption from SEC Rule 15c3-3 for the year ended December 31, 2018. Based on this review, we assert that for the year ended December 31, 2018, the Company is exempt from SEC Rule 15c3-3 under the provisions in paragraph (k)(1) of SEC Rule 15c3-3. We have met the identified exemption provisions for year ended December 31, 2018 without exception.

Treece Financial Services Corp.

Signature: ______________________
Dock D. Treece
Chairman/President/Secretary/Treasurer

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV/CFF

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

Board of Directors
Treece Financial Services Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Treece Financial Services Corp. and the SIPC, solely to assist you and SIPC in evaluating Treece Financial Services Corp.'s compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Management of Treece Financial Services Corp. is responsible for its Form SIPC-3 and for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Treece Financial Services Corp. for the year ended December 31, 2018 to the total revenues in Treece Financial Services Corp.'s audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Treece Financial Services Corp. for the year ended December 31, 2018 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Treece Financial Services Corp. for the year ended December 31, 2018 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Treece Financial Services Corp.'s claim for exclusion from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Treece Financial Services Corp. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mira & Kolena, Ltd.

Toledo, Ohio
February 26, 2019

Treece Financial Services Corp.

Schedule of Form SIPC-3 Revenues

Year Ended December 31, 2018

Amount	Business activities through which revenue was earned
$ -	Business conducted outside the United States and its territories and possessions
68,944	Distribution of shares of registered open end investment companies or unit investment trusts
-	Sale of variable annuities
-	Insurance commissions and fees
-	Investment advisory services to one or more registered investment companies or insurance company separate accounts
-	Transactions in securities futures products
$ 68,944	**Total Revenues**